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                            November 21, 2023

       Leanne Kelly
       Chief Financial Officer
       GRI BIO, Inc.
       2223 Avenida De La Playa, #208
       La Jolla, California 92037

                                                        Re: GRI BIO, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 13,
2023
                                                            File No. 333-274972

       Dear Leanne Kelly:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that on April 21, 2023, GRI Bio, Inc. completed its merger with Vallon
                                                        Pharmaceuticals, Inc.
We further note that on August 22, 2023, the combined company entered into an Asset
Purchase Agreement wherein Vallon   s legacy assets were acquired
                                                        by Aardvark
Therapeutics, Inc. Given these circumstances, please tell us your basis for registering this
transaction on Form S-3. See Use of Form S-8, Form 8-K, and Form 20-F
                                                        by Shell Companies,
Release No. 33-8587 (July 15, 2005) at n. 32 as reiterated in Special
                                                        Purpose Acquisition
Companies, Shell Companies, and Projections, Release No. 33-11048
                                                        (March 30, 2022) at n.
239 and accompanying text. Alternatively, please amend your
                                                        registration statement
to register the offering on Form S-1.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Leanne Kelly
GRI BIO, Inc.
November 21, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameLeanne Kelly
                                                           Division of
Corporation Finance
Comapany NameGRI BIO, Inc.
                                                           Office of Life
Sciences
November 21, 2023 Page 2
cc:       Jason Miller
FirstName LastName